SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                7 December, 2004


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  SEC Letter announcement made on 7 December 2004





Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
US Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA
                                                                7 December 2004


Dear Mr. Spirgel,

We would like to acknowledge the receipt of the Securities and Exchange Commission's (the "SEC" or "Staff") comments dated 18 November 2004 on our Form 20-F for the fiscal year ended 31 March 2004. We will be addressing the comments in future filings as suggested in the Staff's comment letter. Our next filing of our Form 20-F with the SEC will be the filing for the fiscal year ended 31 March 2005, which is expected to be filed with the Staff in early June 2005. In this letter we are providing supplemental information for those comments (comments no. 1, 2, and 3) that require further explanation.

The headings and page numbers below correspond to the headings set forth in the comment letter of 18 November 2004. The Staff's comments are highlighted in bold below followed by BT Group plc's (the "company", the "group" and/or "BT") responses.

United States Generally Accepted Accounting Principles page 124

Comment 1- (k) deferred taxation, page 127.

We note your disclosure under note (k) that previously recognized deferred tax liabilities were released in the 2003 financial year as a result of changes in circumstances. Supplementally tell us the nature of the circumstances and their related impact on your presentation of net income under US GAAP. Cite your basis in the accounting literature.

        Response 1.

        As noted in footnote 7 to our financial statements, "Profit on sale of fixed assets investments and group undertakings", in the year ended 31 March 2002 we sold our effective interest in Japan Telecom Co. Limited and its interest in J-Phone Communications Co. Limited and our interest in Airtel Movil SA which gave rise to realised profits on the disposals of GBP2,538 million and GBP844 million, respectively.

        Both investments were held through Dutch holding companies and the resulting profits from these disposals were covered by a Dutch tax exemption, meaning that the capital gains on these disposals were exempt from taxes in Holland but were still exposed to taxes in the United Kingdom should the Dutch holding company distribute the gains generated on the sale of the investments either through a distribution or a capital transaction to BT Group. At 31 March 2002, there was no intention to repatriate the gains from the Dutch holding company and thus under UK GAAP no deferred tax liability was recorded. For US GAAP purposes, a deferred tax liability of approximately GBP979 million was recorded in relation to the temporary difference between the book basis of the investment in the Dutch holding company (which was at historical cost) and the tax basis of the investment (which included the capital gains generated upon disposal) as it was determined that the proceeds (including the gain) would eventually either be transferred back to BT Group or reinvested in other qualifying assets. In either scenario US GAAP would require a deferred tax liability to be booked in relation to the capital gain.

        In July 2002, after the date on which the 2002 Annual Report and Form 20-F was approved and filed, the Finance Act in the United Kingdom was enacted. This introduced new legislation with effect from 1 April 2002 which brought in a "substantial shareholding exemption", under which certain qualifying gains would not be taxable in the United Kingdom. Based on the new legislation, the repatriation of gains on the disposals were expected to be permanently sheltered from UK tax.

        Accordingly as at 31 March 2003, there was no longer a temporary difference between the book and tax values of the Dutch holding company and as such there was no longer a need to carry a deferred tax liability in relation to the capital gains incurred in conjunction with the disposal of the investments described above for US GAAP purposes. Accordingly, under US GAAP, the GBP979 million deferred tax liability was released through the profit and loss account during the year ended 31 March 2003 in accordance with the guidance set forth in paragraph 27 of SFAS No. 109, "Accounting for Income Taxes", which states that "deferred tax liabilities and assets shall be adjusted for the effect of a change in tax laws or rates. The effect shall be included in income from continuing operations for the period that includes the enactment date."

        Comment 2 - (k) deferred taxation, page 127.

        We further note your disclosure of deferred tax assets and liabilities at March 31, 2004. Supplementally provide, and in future filings include, more details of the differences between deferred taxation under UK GAAP versus US GAAP. Also, revise to include the disclosures required by SFAS 109 to comply with Item 18 of Form 20-F.

        Response 2.

        We have re-examined our disclosure of deferred tax assets and liabilities at 31 March 2004 included in footnote 12, "Tax on profit
        (loss) on ordinary activities", footnote 27, "Provisions for liabilities and charges", and note (k), "Deferred taxation" to footnote i, "Differences between United Kingdom and United States generally accepted accounting principles" in United States Generally Accepted Accounting Principles.

        The following is a reconciliation from UK GAAP to US GAAP of both our deferred tax asset and liability accounts as at 31 March 2004:

                                                                              Deferred tax       Deferred tax
        As at 31 March 2004                                                      assets           liabilities
                                                                            ------------------ ------------------
                                                                                  (GBP'm)              (GBP'm)

        UK GAAP                                                                            113            (2,304)


        Tax effect of US GAAP adjustments (description of each respective difference is provided in the US GAAP footnote):
                 Pension                                                                 1,714                  -
                 Property sale/leaseback                                                   413              (337)
                 Capitalised interest                                                        -               (59)
                 Other                                                                       -               (21)

        Difference related to "rollover relief" in conjunction with
        capital gains that were reinvested                                                   -               (59)

        US GAAP                                                                          2,240            (2,780)


        As disclosed in footnote 12 to our financial statements, the group had overseas corporate tax losses of approximately GBP1 billion and unutilised capital losses estimated to be in excess of GBP10 billion that have not been recognised as deferred tax assets under UK GAAP. These losses generate a deferred tax asset under US GAAP, however, there is a full valuation allowance reserved against this asset as we have determined it is not more likely than not these assets will be realised in the future.

        In addition, we have reviewed the disclosure requirements of SFAS 109 as noted in paragraphs no. 43 - 48 of the standard. In future filings we will include additional details within our US GAAP footnote regarding any valuation allowances booked against deferred tax assets and their movement from period to period. We will also disclose the amounts and expiration dates of tax credit carryforwards for tax purposes.

Subsidiary Undertakings, Joint Ventures and Associates page 134.

        Comment 3.

        Supplementally provide us with your evaluation of FIN 46 (R) for your investment in Albacom SpA.

        Response 3.

        FIN 46(R) "Consolidation of Variable Interest Entities" requires companies to determine whether they hold interests in a variable interest entity ("VIE") and, if so, to consolidate any VIEs for which they are the primary beneficiary.

        The following is the evaluation of FIN 46 (R) for our investment in Albacom SpA ("Albacom") as at 31 March 2004.

        Key facts regarding the investment and capital structure of Albacom

1. As at 31 March 2004, BT held 26% of the equity capital of Albacom via a 100% owned intermediate holding company, Albacom Holdings Ltd ("AHL"). Albacom is a fixed network telecoms supplier in Italy and has a large fibre optic network. Albacom deals mainly with business customers. The total book value of the share capital of Albacom as at 31 March 2004 was EUR50.7 million, consisting of 50.7 million ordinary shares with a nominal value of EUR1 each.

2. The other shareholders in Albacom (including their industry sectors and their respective equity interests) are as follows:


        Name of shareholder                                   Industry                       Equity interest

        BT                                                    Communications                      26.0%

        Ente Nazionale Idrocarburi SpA (ENI)                  Oil & gas                           35.0%

        Banca Nazionale del Lavoro SpA (BNL)                  Commerical banking                  19.5%

        Mediaset SpA                                          Media                               19.5%

        In addition to the contributed share capital each of the shareholders have also made shareholder loans to Albacom. The respective balances of these loans for each shareholder at 31 March 2004 are as follows:


           Name of shareholder                                       Percentage of total
                                                    Amount             shareholder loans
                                                   EUR'000

           BT                                       33,165                           30%
           ENI                                      23,089                           22%
           BNL                                      24,873                           24%
           Mediaset SpA                             24,873                           24%
           Total                                   106,000                          100%


        These loans are repayable in 12 months and rank sub-ordinate to the bank loan referred to below. Interest is payable at 12 months Euribor plus 0.85%. This rate was negotiated at arms length between the shareholders,.

        The BT, BNL, and Mediaset balances are marginally higher than their respective equity interests because ENI did not fully participate in the most recent tranche of shareholder funding.

3. In addition to the shareholder loans described above, Albacom has entered into a EUR250m bank loan on normal commercial terms from BNL (one of the shareholders) on which interest is payable. This loan has been guaranteed by the other shareholders and is senior to the shareholder loans. The extent of the guarantee is in proportion to each investor's shareholding. However, BT has agreed with the other shareholders, including BNL, that the maximum amount of its exposure under this guarantee is capped at approximately EUR35 million.

4. The Albacom board of directors comprises 11 directors, and BT appoints 3 members to the board, which is in proportion to its equity shareholding. BT does not participate in the day to day management of Albacom.

5. BT transacts with Albacom as a supplier of telecommunication services on normal arms length commercial terms and the level of trading is not material to either BT or Albacom (Year ended 31 March 2004: Total Albacom revenue - EUR638m, Revenue from BT - EUR32 million). Albacom also trades with its other shareholders (Year ended 31 March 2004:
        Revenue from BNL - EUR48m, Revenue from ENI - EUR105m, Revenue from MediaSet - EUR21m)

6. BT accounts for Albacom as a joint venture (equity investee) and recognises its share (26%) of the periodic gains and losses of Albacom.

7. Under the terms of the shareholder agreements, each of the shareholders has pre-emption rights (i.e. right of first refusal) should one shareholder wish to divest their holding. However, based on our review of these agreements, we do not believe that any of the parties is related, or that there are any de facto principal or agency relationships between the investing parties (as specified in paragraph 16 of FIN 46(R).

        Application of US GAAP

        Scope of FIN 46(R)

        To determine whether Albacom is within the scope of FIN 46(R), paragraph 4(h) must first be analysed:

        4h.       An entity that is deemed to be a business under the definition in Appendix C need not be evaluated by a reporting enterprise to determine if the entity is a variable interest entity under the requirements of this Interpretation unless one or more of the following conditions exist (however, for entities that are excluded by this provision of this Interpretation, other generally accepted accounting principles should be applied):

               (1) The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity. However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchisee.

               (2) The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

               (3) The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.

               (4) The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

        Although, Albacom is a properly constituted trading entity with inputs, processes, revenues, fixed assets and employees, the investment that BT holds in the entity is held through an intermediate holding company
        (AHL), which was set up by BT. As a result we believe the business exemption of appendix C to FIN 46(R) does not apply with regard to Albacom.

        Determination of variable interest entity

        As such, a FIN 46(R) paragraph 5 scoping analysis must be performed. The italicised text that follows is taken from FIN 46(R)

            5. An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in a, b or c exist:

            a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties.

        All of Albacom's debt is provided by the four shareholders. There is no subordinated financial support from non- shareholders. Although the bank loan is under normal commercial terms from BNL, it is from a one of the shareholders, with the remainder guaranteed by the other shareholders. Albacom has made losses to date, but management expected the entity to be profitable in the future. Losses thus far have been absorbed by the shareholders in direct proportion to their equity holdings.

        Upon examination of Albacom's capital structure and given the fact that all of Albacom's debt is provided by, or guaranteed by, the four equity investors we believe it is reasonable to assume that the equity invested is insufficient to finance Albacom's activities. Since the equity is not sufficient, Albacom should be treated as a VIE per the guidance in FIN 46(R).

            b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

            1. The direct or indirect ability through voting rights or similar rights to make decisions about an entity's activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

        As a group, the shareholders have the ability to make decisions about the activities of Albacom, along with their representation on the Board of Directors, which is in proportion to their respective shareholdings.

           2. The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

        As a group, the shareholders have the obligation to absorb losses of the entity and have done so in proportion to their respective shareholdings.

             3. The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity's governing documents or arrangements with other variable interest holders or with the entity.

        As a group, the shareholders of the equity investment at risk do have the right to receive the expected residual returns of the entity.

            c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity's activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party's obligations to absorb expected losses and rights to receive expected residual returns related to all of that party's interests in the entity and not only to its equity investment at risk.

        The voting rights of all investors are proportional to their obligations to absorb the expected losses of the entity and to receive the expected residual returns of the entity

     Determination of primary beneficiary

        Having established that Albacom is a VIE, based on the analysis of paragraph 5a, BT needs to determine whether it is required to consolidate Albacom as the primary beneficiary in this VIE, in accordance with paragraphs 14 and 15.

             14. An enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. An enterprise shall consider the rights and obligations conveyed by its variable interests and the relationship of its variable interests with variable interests held by other parties to determine whether its variable interests will absorb a majority of a variable interest entity's expected losses, receive a majority of the entity's expected residual returns, or both. If one enterprise will absorb a majority of a variable interest entity's expected losses and another enterprise will receive a majority of that entity's expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the variable interest entity.
        15. The enterprise that consolidates a variable interest entity is called the primary beneficiary of that entity...

       Based on the quantitative and qualitative analysis set out below, BT is satisfied that it is not the primary beneficiary in Albacom.


                                                     BT           BNL        ENI       Mediaset      Other           Total
                                             ------------ ------------ ----------- ------------ ----------- -- ------------
                                                  EUR'000       EUR'000    EUR'000      EUR'000     EUR'000         EUR'000

Share capital                                      13,173        9,880      17,733        9,880           -          50,666
Shareholder loans                                  33,165       24,873      23,089       24,873           -         106,000
Bank loan - Guaranteed amount                      34,500       79,250      87,500       48,750           -         250,000
Revenue                                            31,774       48,339     104,987       21,063     431,361         637,524

                                                     %            %           %            %           %              %
Share capital                                        26.0         19.5        35.0         19.5           -           100.0
Shareholder loans                                    30.0         22.0        24.0         24.0           -           100.0
Bank loan - Guaranteed amount                        13.8         31.7        35.0         19.5           -           100.0
Revenue                                               5.0          7.6        16.4          3.3        67.7           100.0




        The primary beneficiary is the reporting enterprise that is obligated to absorb the majority of the VIE's expected losses. Losses to date have been absorbed in direct proportion to the shareholders' equity holdings. At such point that equity is extinguished, losses would be absorbed by shareholder loans and then by bank debt. BT does not hold a majority of any of these instruments and losses would be absorbed rateably by parties in accordance with each shareholders respective holding percentage. Accordingly, in no circumstance would BT expect to absorb a majority of the expected losses of Albacom. BT also considered the trading between Albacom and BT and determined that these arms length transactions were not material in the determination of the primary beneficiary.

        (Note: For the purpose of evaluating the extent of each shareholder's exposure to losses at Albacom, we used the book values of each shareholder's interests in the table above because this is an objective measure, and the relative significance of each shareholder's interest would not change if fair values were used instead of book values.)

        Conclusion
        As set out above, Albacom appears to be a VIE because it meets the criteria specified in paragraph 5a of FIN 46(R). However, given BT's level of voting interest, the lack of a de facto relationship with other investors and the quantitative and qualitative analysis performed, BT does not believe that it is the primary beneficiary of the VIE and accordingly, is not required to consolidate Albacom. Instead, Albacom is treated as a joint venture accounted for under the equity method.

        On 3 December 2004, BT announced that it will take 100% control of Albacom, following acceptance of BT's offer to the other shareholders to purchase their holdings. This transaction was negotiated on an arms length basis and was not the result of any term in the Albacom investment agreement. Following regulatory approval and consummation of the proposed deal, BT expects to consolidate the results of Albacom in its Financial Statements from the date of acquisition.


We believe that the information contained in this letter, together with the proposed additional disclosures to be included in the Company's annual Form 20-F for the year ended 31 March 2005, responds to the Staff's comments in your comment letter of 18 November 2004.

Please do not hesitate to call me at 011 44 20 7356 5080 or John Wroe at 011 44 20 7356 4963 if you have any questions regarding this submission. Additionally, please do not hesitate to contact PricewaterhouseCoopers LLP, our auditors, directly by contacting Charles Bowman (011 44 20 7804 4980) for UK GAAP related matters and David Charles (011 44 20 7213 3823) for US GAAP and/or SEC reporting related questions.

Thank you for your consideration of this submission.

                                                         Yours sincerely,



                                                         Ian Livingston
                                                         Group Finance Director

Copies to:
   Securities and Exchange Commission
   Kathryn Jacobson
   Kyle Moffatt

   BT Group plc
   John Wroe
   Glyn Parry

   PricewaterhouseCoopers LLP
   Charles Bowman (Engagement and audit partner)
   David L. Charles (SECPS reviewer)
   Michael Liesmann (National office)



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 7 December, 2004